[SUTHERLAND ASBILL & BRENNAN LLP]


   W. THOMAS CONNER
   DIRECT LINE: 202.383.0590
   E-mail: thomas.conner@sablaw.com



                                  May 9, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


         Re:      Kansas City Life Insurance Company
                  Kansas City Life Variable Life Separate Account
                  Request for Withdrawal of Registration Statement Pursuant to Rule 477 (File No. 333-149775)
                  Accession No. 0000940338-08-000020

Commissioners:

         On behalf of Kansas City Life Insurance Company (the "Company") and Kansas City Life Variable Life Separate Account (the "Account"), we hereby request that the above-referenced Registration Statement filed on Form N-6 (the "Registration Statement") be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act").

         The reason for the withdrawal is as follows. On March 18, 2008, the Registration Statement was submitted and accepted via EDGAR, but the "delaying amendment" required by Rule 473 under the 1933 Act was inadvertently omitted from the facing page of the filing. The Company will resubmit the Registration Statement with a corrected facing page. No securities have been sold in connection with File No. 333-149775.

         The Account is a registered unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), File No. 811-09080. The Account is the funding vehicle for certain variable life insurance policies issued by the Company that are registered separately under the 1933 Act. Therefore, the Account will maintain its registered status under the 1940 Act.

         Please contact the undersigned at 202.383.0590 or Pamela Ellis at
202.383.0566 if there are questions or comments on this matter.

                                   Sincerely,

                                   /s/ W. Thomas Conner

                                   W. Thomas Conner


cc:    Michelle C. Roberts, Esq.
       Marc Bensing
       Pamela K. Ellis, Esq.
       Alex Nagy